Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), approved the following at a meeting held today:

1)
The distribution of Interest on Shareholders’ Equity in the aggregate amount of R$ 149,632,189.07. Holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.20215 per share equal to R$ 0.80860 per American Depositary Shares (ADSs), The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax; and such aggregate amount comprises:

a)
Distribution of the balance of Interest on Shareholders’ Equity for the First Quarter of 2007 in the aggregate amount of R$ 37,661,567.05. Holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.05088 per share equal to R$ 0.20352 per American Depositary Shares (ADSs),

b)
Distribution of the balance of Interest on Shareholders’ Equity for the Second Quarter of 2007 in the aggregate amount of R$ 31,954,596.10. Holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.04317 per share equal to R$ 0.17268 per American Depositary Shares (ADSs),

c)
Distribution of Interest on Shareholders’ Equity for the Third Quarter of 2007 in the aggregate amount of R$ 80,016,025.91. Holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.10810 per share equal to R$ 0.43240 per American Depositary Shares (ADSs),

2)
This interest on shareholders’ equity will be included in the calculation of the compulsory dividends to be distributed by the company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

3)	Record date for shares negotiated on São Paulo Stock Exchange (Bovespa) is September 24, 2007 and for the ADSs negotiated on New York Stock Exchange (NYSE) is September 27, 2007.

4)	The shares will be negotiated on São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest rights, from and including September 25, 2007.

5)	The payment of the interest on shareholders’ equity in Brazil will begin on October 15, 2007, and the holders of ADSs will be paid on October 22, 2007, both without any compensation;

São José dos Campos, September 14, 2007

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO